March 12, 2009

Attn: Mr. Robert S. Littlepage Jr
Accounting Branch Chief, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Littlepage,

We are writing in response to your letter of February 24, 2009.  We are pleased to address your comments.

Note 2 Significant accounting policies

Broadcast licenses and goodwill

We note your response to prior comment 1. Explain for us in more detail, and disclose in future filings, your application of the "relief from royalty" approach in determining the fair value of your broadcast licenses, including the nature of any assumptions you must make and your source for determining the inputs to the model. Tell us why you believe this approach is the best methodology for determining the fair value of these assets, including your consideration of other methodologies such as a discounted cash flow model.

In addition, you state that the significant difference between the testing methodologies for goodwill versus broadcast licenses is the level at which they are tested. Tell us how you defined your reporting units under the guidance in SFAS 142.

In fiscal 2008, Corus had three operating segments: Radio, Television and Content.  Corus’ operating segments are the same as its reportable segments.  Corus has not aggregated any operating segments to form reportable segments.  Corus has concluded that for each of its operating segments, the components within the operating segments have similar economic characteristics, and as a result has deemed its operating segments to be reporting units for purposes of testing goodwill for impairment.  This conclusion was reached after considering the following factors:  nature of products and services; methods of distribution; type of customer; average long-term gross margins and sales trends; regulatory environment; and synergies and shared resources.

In the case of broadcast licenses however, each license is a separately identifiable intangible asset, and a fair value can be attributed to each individual license.  These licenses are granted by the regulatory authorities individually, or they can be purchased from existing license holders subject to regulatory approval. Revenues are generated from subscriber fees or advertising, and revenue streams are discrete by broadcast license.

In most cases at Corus however costs are allocated across a number of licenses.  For example, in many cities, Corus operates the maximum number of radio stations allowed per owner under the Canadian regulatory regime: 2 AM and 2 FM stations.  In these clusters, a high percentage of the costs attributed to each station are allocated from a pool of cluster costs, as well as costs allocated from Radio’s corporate function.  This is also true of our Television operations, which are highly centralized in our Toronto broadcast centre.

The significant level of allocated costs, the cost synergies obtained through clustering and centralization and the highly centralized nature of capital expenditures at Corus, has led management to conclude that neither discounted cash flows nor a multiple of earnings is the most appropriate method for the valuation of individual broadcast licenses.  Instead, a valuation methodology based on revenues is determined to be appropriate.

Corus understands that the valuation of rights granted under licensing arrangements of various sorts is commonly done on the basis of procedures that convert royalty based compensation structures to present value amounts, and that the most common reference point for royalty compensation arrangements is revenues generated under the structure.  The circumstances of the licensing regime in Canada justify the use of these types of procedures to value broadcast licenses.  The Canadian government has granted licenses to broadcasters to achieve a number of cultural objectives.  These objectives do not include a profit motive.  In return for a commitment to the government to support their objectives (for example, compliance with Canadian Content requirements), the licensee is granted a form of exploitable “monopoly right” to develop a commercially viable media business undertaking through use of these licensed rights.  Given that the Canadian government does not impose a royalty charge as a cost of the grant of the “monopoly right” implicit in the license, Corus considers that it is appropriate to recognize an avoided royalty as one of the sources of returns that are generated in the business.

As a practical matter, Corus has converted the application of a relief from royalty structure to a multiple of revenue form (ie individual station revenues times a valuation factor).  In the application of this approach, Corus considers the stage of development of the license exploitation, recognizing that current revenue levels may not fully reflect the perceived potential of the stations.  Corus considers that the multiples used are a reflection of reasonable royalty rates, discount rates and growth rates that form the inputs to a relief from royalty calculation.  The revenues used in the analysis are based on the Company’s budgets and business plans, and growth rates have been assumed for periods beyond the long-term business plan period.  Assumptions regarding appropriate royalty rates are based on a comparison to rates set by government agencies for the use of public sector resources.  Discount rate assumptions are based on an assessment of the risks inherent in the future revenue streams of the respective broadcast licenses.

Corus notes that over 95% of the carrying amount of broadcast licenses on Corus’ balance sheet is the result of transactions that occurred between fiscals 2000 and 2002.  Observable Canadian market transactions that have occurred in the years since then indicate that the values of broadcast licenses in Canada have not decreased.  While ongoing refinements may be made as interpretations of guidance evolve, the underlying methodologies and assumptions used in determining fair value have been consistently applied.

In addition to the techniques noted above, Corus has engaged third-party valuators in recent business combinations to assist in the valuation process.  This has resulted in the use of the Greenfield approach to value broadcast licenses associated with these transactions. The outcome of these valuations has not differed significantly from estimates using our relief-from-royalty based approach.  These recent transactions have been relatively insignificant in relation to the historical goodwill and broadcast license balances on Corus’ balance sheet.  Corus anticipates that the Greenfield approach may be used in future business combinations, and will provide the appropriate disclosures in this regard.

Furthermore, Corus is currently assessing the impact of FAS 157 Fair Value Measurements.  As non-financial assets, the valuation of broadcast licenses will be impacted by this standard beginning in Corus’ fiscal 2010.

As you have requested, Corus will include additional disclosure in future filings.  Please see Appendix A for an example of the disclosure that Corus is considering for its fiscal 2009 financial statements.

A copy of your letter and our response has been forwarded to our auditors.  A copy of your letter and our response will also be included in our second quarter Audit Committee mailing scheduled for April 7, 2009.

Thank you for providing us with your comments.  Please do not hesitate to contact me should you have any questions or require any further information.

Yours sincerely,

Thomas C. Peddie, FCA
Senior Vice-President and Chief Financial Officer

cc:        Ronald Rogers, Audit Committee Chair
Board of Directors
John M. Cassaday, President and Chief Executive Officer
Heather Shaw, Executive Chair
Gary Maavara, Vice President and General Counsel
Ernst & Young
Disclosure Committee

APPENDIX A

Excerpt from the Broadcast licenses and goodwill note to the fiscal 2008 audited consolidated financial statements:

The impairment test for broadcast licenses consists of comparing their carrying amount to their fair value. Fair values for broadcast licenses are determined in a manner similar to that described above. An impairment charge, representing the excess of the carrying amount over the fair value, is then recognized on the consolidated statements of income, if any.

Example disclosure to be considered for inclusion in the Broadcast licenses and goodwill note to the fiscal 2009 financial statements:

The impairment test for broadcast licenses consists of comparing the carrying amount of each license to its fair value.  If the carrying amount of the broadcast license exceeds its fair value, an impairment charge is then recognized on the consolidated statements of income.  The Company determines the fair value of broadcast licenses using various techniques with the primary method employed being a relief-from-royalty based analysis. The Company believes that valuation methodologies based on revenues are most appropriate for determining the fair values of broadcast licenses.  Determining fair value requires the exercise of significant judgments, including judgments about revenues, appropriate royalty rates, discount rates and perpetual growth rates.  The revenues used in the analysis are based on the Company’s budgets and business plans, and growth rates have been assumed for periods beyond the long-term business plan period.  Assumptions regarding appropriate royalty rates are based on a comparison to rates set by government agencies for the use of public sector resources.  Discount rate assumptions are based on an assessment of the risks inherent in the future revenue streams of the respective broadcast licenses.

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